
October 27, 2014

Via E-mail
Stephen R. Talbert
President and CEO
Bank of the Carolinas Corporation
135 Boxwood Village Drive
Mocksville, NC 27028

> **Re:** **Bank of the Carolinas Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 10, 2014**
> **File No. 333-198184**

Dear Mr. Talbert:

We have reviewed your amended filings and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your recently filed preliminary proxy and certain items to be voted upon, please revise the "Summary" to briefly discuss the reverse stock split and the Tax Benefits Preservation Plan.

2. Please refer to the response to comments 18 and 19, which appears to focus on the comparison of the reported loss in 2013 post-restatement to losses reported in earlier periods instead of the magnitude of the potential misstatement resulting from the control deficiency. An indicator that a deficiency in internal controls over financial reporting (ICFR) exists includes restatement of previously issued financial statements to reflect the correction of a material misstatement as described on page 37 of the SEC Release No. 33-8810 **"**Commission Guidance Regarding Management's Report on Internal Control Over

Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934" (the Release). Please address the following related to your restatement:

- Describe in greater detail the processes and/or controls that were involved in identifying the error and the control deficiencies due to the error.
- Tell us how you evaluated the severity of each control deficiency identified and specifically how your analysis considered the magnitude of the potential misstatement resulting from the deficiency. Refer to the Release beginning on page 34.
- Tell us whether you evaluated if there were any deficiencies in the components of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Integrated Framework (e.g. monitoring or control environment) as a result of the error and, if so, how you evaluated the severity of those deficiencies.
- Tell us if you made changes or improvements in your ICFR due to the error disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Jonathan A. Greene, Esq.